UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to                     .

Commission file number 333-106694

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Board of Directors

Cardinal Financial Corporation NADART 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than GAAP.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Cardinal Financial Corporation NADART 401(k) Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the year ended December 31, 2009, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the year ended December 31, 2009 of Assets (Held at End of Year) (Schedule I) and Reportable Transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, Virginia

June 29, 2010

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (note 4)	$11,391,423	$7,762,416
Loans receivable	247,825	180,300
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,497)	48,742
Assets available for benefits	$11,616,751	$7,991,458

See accompanying notes to financial statements

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2009

Additions to assets attributed to :
Investment income:
Net appreciation in fair value of investments (note 4)	$2,686,087
Dividend and interest income	16,711
Total investment income	2,702,798
Contributions:
Participant	1,421,219
Employer	488,541
Rollover	26,473
Total contributions	1,936,233
Total additions	4,639,031

Deductions:
Deductions from assets attributed to:
Benefits paid to participants	1,003,729
Administrative and investment expenses	10,009
Total deductions	1,013,738
Net increase	3,625,293
Assets available for benefits at beginning of year	7,991,458
Assets available for benefits at end of year	$11,616,751

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009 and 2008

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants may also make voluntary after-tax (non-deductible) contributions.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 25 common/collective trusts, 2 mutual funds and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the Employee’s contributions up to the first 6% of the employee’s contribution.  Contributions are subject to the limitations provided in ERISA.

(c)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25% which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding loan. Participant loans are stated at amortized cost. At December 31, 2009 and 2008, participant loans totaled $247,825 and $180,300, respectively.

The fair value of loans receivable is estimated using discounted cash flow analyses, at interest rates currently being offered for loans with similar terms.

	At December 31, 2009
	Carrying Amount	Estimated Fair Value
Financial Assets:
Loans Receivable	$247,825	$249,863

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009 and 2008

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately.  Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65. Since the inception of the Plan, the Employer’s Board of Directors have not approved profit sharing contributions to the participants.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. For each of December 31, 2009 and 2008, there were no forfeited nonvested accounts available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(2)                 Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009 and 2008

(c)                      Valuation of Investments

The Plan’s investments are stated at fair value.  Investments in mutual funds are based on quoted market information.  Investments in common/collective trust funds and employer sponsored common stock fund are valued at the net asset value based on amounts reported by the fund manager.

Purchases and sales of investments are recorded on a trade-date basis.  The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) basis.  As described in Note 2(a) above, investment income is recorded when received.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Various inputs are used to determine the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

1.     Level 1 — Unadjusted quoted prices in active markets for identical investments

Mutual Funds:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

2.     Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

Common/Collective Investment Trusts and common stock fund:

These investments are recorded at the net asset value (NAV) reported by the fund managers as a practical expedient to estimating fair value, as these investments do not have readily determinable fair market values. Due to the nature of the investments held by the collective funds, changes in market condition and economic environment may significantly impact the net asset value of the collective funds and, consequently, the fair value of the fund’s interest in the funds. The fair value of these investments has been measured using the net asset values per share of the plan’s ownership interest in the collective funds on an equivalent measure, where it is not probable that the fund will sell a collective fund at a price other than NAV. There are no collective funds with redemption restrictions or unfunded commitments as of December 31, 2009.

3.     Level 3 — Unobservable inputs

As of December 31, 2009, the Plan had no investments valued using level 3 inputs.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009 and 2008

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Contract value, however, is the relevant measurement attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Income Fund).  The fair value and contract value of the Plan’s investment in the Income Fund at December 31, 2009 is $932,179 and $909,682, respectively, representing a $22,497 adjustment from fair value to contract value.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2009 and 2008

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009
	Fair value	Percentage of plan assets

Investments at estimated fair value:
Cardinal Financial Stock Fund	$3,771,276	32.46%
NADART Fund	2,748,081	23.66%

Investment at contract value:
Income Fund	909,682	7.83%

	2008
	Fair value	Percentage of plan assets

Investments at estimated fair value:
Cardinal Financial Stock Fund	$2,240,117	28.03%
NADART Fund	2,212,593	27.69%

Investment at contract value:
Income Fund	584,042	7.31%

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $2,686,087 as follows:

Investments at fair value as determined by quoted market price:
Vanguard Growth Index Fund	$111,390
Longleaf Partners Fund	73,641
Net change in fair value of quoted market price investments	$185,031

Investments at NAV:
Cardinal Financial Corporation Common Stock Fund	$1,244,982
NADART Fund	534,529
T. Rowe Price Equity Income Fund	96,805
International Investors Fund	74,919
Janus Enterprise Fund	61,442
International Fund	58,170
S&P 500 Large Cap Fund	56,926
Gabelli Small Cap Growth Fund	55,806
PIMCO All Asset Fund	51,562
PIMCO Total Return Fund	51,326
S&P 400 Mid Cap Fund	48,324
Legg Mason Growth Equity Fund	36,902
Turner Mid Cap Growth Fund	28,209
Russell 2000 Small Cap Fund	20,679
State Street Global Advisors 2010 Strategy Fund	15,039
State Street Global Advisors 2015 Strategy Fund	11,846
State Street Global Advisors 2025 Strategy Fund	11,536
NADART Large Cap Growth Fund	9,873
State Street Global Advisors Retirement Income Strategy	7,058
State Street Global Advisors 2040 Strategy Fund	1,829
State Street Global Advisors 2045 Strategy Fund	157
State Street Global Advisors 2035 Strategy Fund	82
State Street Global Advisors 2030 Strategy Fund	76
State Street Global Advisors 2020 Strategy Fund	69
State Street Global Advisors 2050 Strategy Fund	46
Net change in fair value of investments at NAV	$2,478,192

Investment at contract value:
Income Fund	$22,864

Net appreciation in the fair value of investments	$2,686,087

(5)                                 Fair Value

Investments measured at fair value on a recurring basis as of December 31, 2009 and 2008 are shown below:

At December 31, 2009

		Fair Value Measurements Using
Description	Balance	Unadjusted quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Fund	$570,793	$570,793	$—	$—
Common/Collective Trust	$7,049,354	$—	$7,049,354	$—
Common Stock Fund	$3,771,276	$—	$3,771,276	$—

At December 31, 2008

		Fair Value Measurements Using
Description	Balance	Unadjusted quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Fund	$569,828	$569,828	$—	$—
Common/Collective Trust	$4,952,471	$—	$4,952,471	$—
Common Stock Fund	$2,240,117	$—	$2,240,117	$—

(6)                                 Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Income Fund (Fund).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 4.29% and 4.19%, respectively, at December 31, 2009.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are continuously reviewed and reset as needed on a monthly to quarterly basis.

(7)                                 Related Party Transactions

Cardinal Trust & Investments (Trust Division), a division of Cardinal Bank, which is a wholly owned subsidiary of Cardinal Financial Corporation, is the trustee for the assets in the Plan.  The National Automobile Dealer’s Association Retirement Trust (NADART) is an account for which the Trust Division is a trustee.  The Trust Division is responsible for the oversight of investment management of funds within NADART as well as investment advisor to certain funds.  The funds for which the Trust Division is investment advisor include the NADART Fund, the Income Fund, the NADART Large Cap Growth Fund, the International Investors Fund, the Cardinal Financial Corporation Common Stock Fund, the PIMCO All Asset Fund, the PIMCO Total Return Fund, the T. Rowe Price Equity Income Fund, the Janus Enterprise Fund, the Turner Mid Cap Growth Fund, the Legg Mason Fund and the Gabelli Small Cap Growth Fund.  All of these funds are available investment options for the Plan’s participants.  The Trust Division is also responsible for the custody of the assets within NADART and other operational duties as necessary under NADART. Transactions in the funds listed above qualify as party-in-interest transactions.

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer. Transactions involving this common stock fund qualify as party-in-interest transactions.

(8)                                 Tax Status

The Plan is a standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated August 7, 2001 has been received and on which the Employer is relying. The Employer and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(9)                                 11-K Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

2009
Assets available for benefits per the financial statements	$11,616,751
Add receivables
Employer contributions	24,133
Participant contributions	58,561
82,694
Less payables
Benefit claims payables	(23,318)

Assets available for benefits per Form 5500	$11,676,127

There were no reconciling items between assets available for benefits per the financial statements at December 31, 2008 to Form 5500.

The following is a reconciliation of net income per the financial statements for the year ended December 31, 2009, to Form 5500:

2009
Changes in assets available for benefits per the financial statements	$3,625,293
Add receivables
Employer contributions	24,133
Participant contributions	58,561
82,694
Less payables
Benefit claims payables	(23,318)

Changes in assets available for benefits per Form 5500	$3,684,669

Schedule I

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2009

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value

Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$3,771,276
NADART Fund*	Common/Collective Trusts	2,748,081
Income Fund*	Common/Collective Trusts	909,682
PIMCO Total Return Fund*	Common/Collective Trusts	451,604
T. Rowe Price Equity Income Fund*	Common/Collective Trusts	407,388
International Investors Fund*	Common/Collective Trusts	355,054
Vanguard Growth Index Fund	Mutual Fund	343,537
PIMCO All Asset Fund*	Common/Collective Trusts	295,389
S&P 500 Large Cap Fund	Common/Collective Trusts	284,571
Gabelli Small Cap Growth Fund*	Common/Collective Trusts	236,559
International Fund	Common/Collective Trusts	233,691
Longleaf Partners Fund	Mutual Fund	227,256
Janus Enterprise Fund*	Common/Collective Trusts	214,798
S&P 400 Mid Cap Fund	Common/Collective Trusts	176,557
Legg Mason Growth Equity Fund*	Common/Collective Trusts	133,824
State Street Global Advisors 2010 Strategy Fund	Common/Collective Trusts	120,847
Turner Mid Cap Growth Fund*	Common/Collective Trusts	95,216
Russell 2000 Small Cap Fund	Common/Collective Trusts	93,391
State Street Global Advisors 2015 Strategy Fund	Common/Collective Trusts	83,023
State Street Global Advisors 2025 Strategy Fund	Common/Collective Trusts	69,546
State Street Global Advisors Retirement Income Strategy	Common/Collective Trusts	64,339
NADART Large Cap Growth Fund*	Common/Collective Trusts	39,980
State Street Global Advisors 2040 Strategy Fund	Common/Collective Trusts	10,079
State Street Global Advisors 2045 Strategy Fund	Common/Collective Trusts	1,292
State Street Global Advisors 2020 Strategy Fund	Common/Collective Trusts	976
State Street Global Advisors 2030 Strategy Fund	Common/Collective Trusts	448
State Street Global Advisors 2035 Strategy Fund	Common/Collective Trusts	447
State Street Global Advisors 2050 Strategy Fund	Common/Collective Trusts	75
Participant loans*	28 participant loans with interest rate from 4.25% to 9.25%	247,825
Total		$11,616,751

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2009

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Net gain or (loss)

Series of transactions:
Cardinal Trust & Investments*	NADART Fund	$389,060	$—	$389,060	$0

Cardinal Trust & Investments*	NADART Fund	—	488,485	589,164	(100,679)

Cardinal Trust & Investments*	Income Fund	662,657	—	662,657	0

Cardinal Trust & Investments*	Income Fund	—	421,146	465,812	(44,666)

Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	707,924	—	707,924	0

Cardinal Trust & Investments*	Cardinal Financial Common Stock Fund	—	402,953	400,758	2,195

There were no individual transactions in excess of 5%.

*Denotes a party-in-interest.

** A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 29, 2010	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1            Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 29, 2010